Exhibit 99.126

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

Energy Fuels Announces Closing of $5 Million Bought Deal

October 16, 2013

Toronto, Ontario

Energy Fuels Inc. (TSX:EFR) (the "Company") is pleased to announce that it has closed the previously announced bought deal offering (the “Offering”) of 31,250,000 common shares (the “Common Shares”) at a price of $0.16 per Common Share for aggregate gross proceeds of $5,000,000. The Offering was conducted by way of a short form prospectus dated October 9, 2013 through a syndicate of underwriters led by Dundee Securities Ltd., Cantor Fitzgerald Canada Corporation, and Haywood Securities Inc. (the “Underwriters”). The Underwriters have been granted an option to purchase up to an additional 15% of the Offering, exercisable in whole or in part at any time up to 30 days after the closing date. In addition, 1,548,125 compensation warrants were issued to the Underwriters pursuant to the Offering.

The Company intends to use the net proceeds of the Offering for continued exploration and development of the Company’s Roca Honda, Sheep Mountain, Gas Hills, Juniper Ridge and Canyon Mine mineral properties, the identification and evaluation of future potential mineral property acquisitions and for working capital and general corporate purposes.

About Energy Fuels

Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. The Company is also a significant producer of vanadium. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” within the meaning of applicable Canadian securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012, which is available for review on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140
investorinfo@energyfuels.com
www.energyfuels.com